Filed by: First Horizon National Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: IBERIABANK Corporation

(Commission File No.: 001-37532)

Date: March 16, 2020

The following is an email sent by D. Bryan Jordan, Chairman of the Board, President and Chief Executive Officer of First Horizon National Corporation, on March 13, 2020 to employees of First Horizon National Corporation.

Dear Colleagues,

We at First Horizon, along with the rest of the United States and the World are in an unprecedented modern day pandemic. Right now we are all working together to reduce the spread and severity of the COVID-19 virus.

As the COVID-19 global health care crisis evolves, I assure you that our top priority is the safety and well-being of you-our employees and of our communities and our customers.

Just as we plan for success, we also plan for times of uncertainty, and have a Business Continuity Plan to help us navigate through this unprecedented time. Based on everything I’ve seen, I remain encouraged with our implementation of the preventative measures in our plan to keep our employees safe and our core business functions operating. I am also encouraged by the coordination across the financial services industry to ensure that we collectively meet the needs of our customers and communities.

First Horizon is closely following the recommendations provided by the Centers for Disease Control and Prevention (CDC), as well as federal and local guidelines and taking proactive measures to help keep our employees and customers safe, including:

•	Being ready: Activating our plans to keep our business running during times of disaster or crisis and ensuring that our leaders are deploying their department-level Business Continuity Plans
•	Staying informed: Meeting regularly and monitoring this situation closely
•	Communicating often: Keeping our employees, customers and communities informed
•	Working proactively: Adapting our customer contact practices to lessen the spread of illness, modifying employee work arrangements and adding additional HR protocols to support employees.

We are taking COVID-19 seriously. While stock and bond markets have been volatile across all sectors in our economy, I have no doubt that by focusing on our customers and colleagues, we will come out of this crisis a more resilient company.

We remain committed to our merger of equals with IBERIABANK and our acquisition of the Truist branches. The fundamentals of both transactions remain intact. They will make us a better and stronger company. Respective balance sheets and cash reserves remain strong. In addition, I am optimistic that together we are taking the appropriate steps to successfully integrate the branch acquisition and merger to build an even stronger combined company.

At First Horizon we aim to do everything we can to mitigate the impact of this virus and are committed to communicating with you all as the situation evolves and additional information becomes available. To help everyone stay informed, we have created a Coronavirus Resources [protect-us.mimecast.com] page on FirstNet, and I encourage you to refer to this page for answers to your questions. Additionally, please share your questions, thoughts and concerns with your leader.

•	Let’s continue to communicate with each other and our customers.
•	Let’s continue to be here for each other and our customers.
•	Let’s remain calm and continue to act with a sense of urgency and flexibility to manage through this crisis.
•	I am here for you and appreciate everything you are doing.

Thank you for your support and patience as we continue to rally together during this difficult time.

Bryan

Forward-Looking Statements

This email contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to First Horizon National Corporation’s (“First Horizon”) and IBERIABANK Corporation’s (“IBKC”) beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward” and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of First Horizon and IBERIABANK, and many of which, with respect to future business decisions and actions, are subject to change and which could cause actual results to differ materially from those contemplated or implied by forward-looking statements or historical performance. Examples of uncertainties and contingencies include factors previously disclosed in First Horizon’s and IBERIABANK’s respective reports filed with the U.S. Securities and Exchange Commission (the “SEC”), as well as the following factors, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Horizon and IBERIABANK; the outcome of any legal proceedings that may be instituted against First Horizon or IBERIABANK; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Horizon and IBERIABANK do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; First Horizon and IBERIABANK success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by First Horizon’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of First Horizon and IBERIABANK.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in First Horizon’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC and available in the “Investor Relations” section of First Horizon’s website, http://www.FirstHorizon.com, under the heading “SEC Filings” and in other documents First Horizon files with the SEC, including its Registration Statement on Form S-4 (File No. 333-235757), dated December 31, 2019, as amended by Amendment No. 1 to Form S-4, dated February 10, 2020 and Amendment No. 2 to Form S-4, dated March 9, 2020, and filings related to that Registration Statement, and in IBERIABANK’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC and available in the “Investor Relations” section of IBERIABANK’s website, www.IBERIABANK.com, under the heading “Financials & Filings” and in other documents IBERIABANK files with the SEC.

Important Other Information

In connection with the proposed transaction, First Horizon has filed with the SEC a Registration Statement on Form S-4 (File No. 333-235757) to register the shares of First Horizon’s capital stock to be issued in connection with the proposed transaction. The registration statement includes a preliminary joint proxy statement of First Horizon and IBERIABANK which, when made final, will be sent to the shareholders of First Horizon and IBERIABANK seeking their approval of the proposed transaction. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF FIRST HORIZON AND IBERIABANK ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT FIRST HORIZON, IBERIABANK AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Horizon and IBERIABANK, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A. Billings Jr., First Horizon, 165 Madison Avenue, Memphis, TN 38103, telephone (901) 523-5679, or Jefferson G. Parker, IBERIABANK, 200 West Congress Street, Lafayette, LA 70501, telephone (504) 310-7314.

Participants in the Solicitation

First Horizon, IBERIABANK and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding First Horizon’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 11, 2019, its Annual Report on Form 10-K for the fiscal year 2019 which was filed with the SEC on February 28, 2020, and certain of its Current Reports on Form 8-K. Information regarding IBERIABANK’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 28, 2019, its Annual Report on Form 10-K for the fiscal year 2019 which was filed with the SEC on March 2, 2020, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.